UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Insmed Incorporated
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
457669 20 8
(CUSIP Number)
March 1, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	457669 20 8

1	NAMES OF REPORTING PERSONS Prospect Venture Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,604,940 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,604,940 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,604,940 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This statement on Schedule 13G is filed by Prospect Venture Partners III, L.P., a Delaware limited partnership (“PVP III”) and Prospect Management Co. III, L.L.C., a Delaware limited liability company (“PMC III” and, together with PVP III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are owned by PVP III. PMC III serves as the sole general partner of PVP III. As such, PMC III possesses power to direct the voting and disposition of the shares owned by PVP III and may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 1, 2011.
(3) This percentage is calculated based upon 23,062,833 shares of the Common Stock outstanding as of March 1, 2011, as provided by the Issuer’s legal counsel on March 7, 2011.

CUSIP No.	457669 20 8

1	NAMES OF REPORTING PERSONS Prospect Management Co. III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,604,940 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,604,940 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,604,940 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are owned by PVP III. PMC III serves as the sole general partner of PVP III. As such, PMC III possesses power to direct the voting and disposition of the shares owned by PVP III and may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 1, 2011.
(3) This percentage is calculated based upon 23,062,833 shares of the Common Stock outstanding as of March 1, 2011, as provided by the Issuer’s legal counsel on March 7, 2011.

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Insmed Incorporated (the “Issuer”).

Item 1(a).	Name of Issuer:
Insmed Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Officers:
8720 Stony Point Parkway, Suite 200
Richmond, Virginia 23235

Item 2(a).	Name of Person(s) Filing:
Prospect Venture Partners III, L.P. (“PVP III”)
Prospect Management Co. III, L.L.C. (“PMC III”)

Item 2(b).	Address of Principal Business Office:
Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301

Item 2(c).	Citizenship:
PVP III is a Delaware limited partnership.
PMC III is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share.
Item 2(e). CUSIP Number:
457669 20 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 1, 2011:

	Shares of
	Common		Shared
	Stock Held	Shared	Dispositive	Beneficial	Percentage of
Reporting Persons	Directly	Voting Power (1)	Power (1)	Ownership (1)	Class (1)(3)
PVP III	1,604,940	1,604,940	1,604,940	1,604,940	7.0%
PMC III (2)	0	1,604,940	1,604,940	1,604,940	7.0%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)
PMC III serves as the sole general partner of PVP III. As such, PMC III possesses power to direct the voting and disposition of the shares owned by PVP III and may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 23,062,833 shares of the Common Stock outstanding as of March 1, 2011, as provided by the Issuer’s legal counsel on March 7, 2011.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 8, 2011

PROSPECT VENTURE PARTNERS III, L.P.
By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

/s/ Lori Hoover-Simotas
Lori Hoover-Simotas
Attorney-in-Fact

PROSPECT MANAGEMENT CO. III, L.L.C.
/s/ Lori Hoover-Simotas
Lori Hoover-Simotas
Attorney-in-Fact

Exhibit(s):

99.1:	Joint Filing Statement